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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-18283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Beale Street

(No. and Street)

San Francisco	**CA**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia Burkey **(301) 228-8608**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Marcia Burkey**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Bechtel Financing Services, LLC**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Marcia B. Burkey
Signature

PRESIDENT
Title

Subscribed and sworn
to before me this
17th day of February 2005

Tammy L. Elvie
Notary Public

My Commission Expires 8/1/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Member
Bechtel Financing Services, LLC

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2004, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bechtel Financing Services, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
January 26, 2005

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Current assets:	
Cash	$ 700,005
Receivables from associated companies, less allowance for doubtful accounts of $ 50,745	76,885
Other assets	14,466
TOTAL ASSETS	**$ 791,356**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:	
Payables to associated companies	$ 128,131
Accounts payable	22,687
Accrued expenses	340,538
Total current liabilities	491,356
Member's capital	300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 791,356**

See Notes to Financial Statements.

1. Organization and Business Activities:

Bechtel Financing Services, LLC (the Company) is a wholly owned subsidiary of Bechtel Enterprises, Inc. (BENINC). The Company provides financial advisory services to BENINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

2. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Significant Accounting Policies:

Cash

The Company maintains its cash in a sweep account which is not federally insured. The Company has not experienced any losses in such account, and Management believes that the Company is not exposed to any significant credit risk on this cash account.

Revenue and Costs

The Company recognizes revenue for its financial advisory services as it is earned. Revenue is generally based on a reimbursement of direct costs incurred in the performance of the service, an allowance for the recovery of indirect costs, and a fee. In addition, the Company incurs certain costs and expenses for associated companies and is reimbursed by BENINC for an amount equal to the Company's excess of expenses over revenue. This amounted to $1,141,253 and was recorded as an offset to salaries and other employment costs.

Other Assets

Other assets include NASDAQ warrants which are not readily marketable. During 2004, $1,650 of warrants have expired. The remaining warrants are valued at a cost of $1,650, which also represents the fair value as determined by Management. The remaining warrants will expire on June 27, 2005 and 2006.

4. **Transactions with Associated Companies:**

The Company has an agreement whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

Revenue related to services provided to associated companies was $544,944.

5. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $194,649 which was $161,892 in excess of its required net capital of $32,757. The Company's net capital ratio was 2.52 to 1.

6. **Other Expenses:**

Other expenses, net, consisted of the following:

Travel	$ 209,259
Interest, net of interest income of $9,756	20,629
Other	287,915
Total other expenses, net	**$ 517,803**

7. **Income Taxes:**

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

8. Employee Benefit Plans:

An associated company sponsors a defined contribution plan (the Trust and Thrift Plan) covering all salaried employees who have met the eligibility requirements for such plans. The Company's contribution to the defined contribution plan is made at the discretion of the Board of Directors. In accordance with the provisions of the Trust and Thrift Plan, employee contributions are matched, up to a certain percentage, by the Company and may be supplemented by the Company at the discretion of the Board of Directors. Employees are fully vested in the contributions of this defined contribution plan when such contributions are made. Company contributions to this plan were $120,724.

In addition to the plan described above, the Company provides certain health care and life insurance benefits for retired U.S. employees meeting eligibility requirements based on age and years of service by participating in plans sponsored by an associated company. The plans generally pay the full cost of medical coverage and life insurance premiums for employees who met the eligibility requirements on or before December 31, 1985. For employees not meeting the eligibility criteria as of December 31, 1985, the plans pay a portion of the medical coverage depending on the years of service at retirement. The cost of providing these benefits is recognized and funded by associated companies.

9. Statement of Cash Flows:

Supplementary disclosure of cash flow information:

Cash paid during the year for:	
Interest to associated companies	$ 30,385

10. Credit Facility:

An associated company has two credit facilities consisting of a $1,200,000,000 multi-purpose facility with up to $750,000,000 available for borrowing and a €275,000,000 liquidity facility (equivalent USD$375,200,000) at December 31, 2004. There were no borrowings against these facilities at December 31, 2004; however, there were letters of credit issued by other associated companies against the multi-purpose facility leaving $500,000,000 available for borrowing. Another associated company guarantees these credit facilities and is required to maintain certain financial covenants.